Exhibit 12.2

Consumers Energy Company

Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends

In Millions, Except Ratios
Years Ended December 31	2016	2015	2014	2013	2012
Earnings as defined[1]
Pretax income from continuing operations	$936	$896	$873	$880	$736
Fixed charges as defined	302	275	274	269	269
Earnings as defined	$1,238	$1,171	$1,147	$1,149	$1,005
Fixed charges as defined[1]
Interest on long-term debt	$261	$252	$243	$237	$232
Estimated interest portion of lease rental	29	21	21	21	21
Other interest charges	12	2	10	11	16
Fixed charges as defined	302	275	274	269	269
Preferred dividends	3	3	3	3	3
Combined fixed charges and preferred dividends	$305	$278	$277	$272	$272
Ratio of earnings to fixed charges	4.10	4.26	4.19	4.27	3.74
Ratio of earnings to combined fixed charges and preferred dividends	4.06	4.21	4.14	4.22	3.69

1                   Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

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